UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

THOMAS GROUP, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

884402207

(CUSIP Number)

Fiduciary Trust Company International
600 Fifth Avenue, 6th Floor
New York, NY  10020-2302
Attn: Michael Mariani
(212) 632-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 884402207		Page 2 of 6 Pages
1		NAME OF REPORTING PERSON Estate of Edward P. Evans
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 621,557
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 621,557
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 621,557
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

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Item 1.                    Security and the Issuer.

This Schedule 13D relates to shares of common stock, $0.01 par value per share (the “Common Stock”), of Thomas Group, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 5221 North O’Connor Boulevard, Suite 500, Irving, Texas 75039-3714.

Item 2.                    Identity and Background.

    (a) This statement is filed by the Estate of Edward P. Evans (the “Estate”).  Fiduciary Trust Company International (“FTCI”), Thomas Trowbridge III (“Mr. Trowbridge”) and William Farish IV (“Mr. Farish” and, collectively with each of FTCI and Mr. Trowbridge, the “Co-Executors”), are co-executors of the Estate.

(b) The address of the principal business office of the Estate is 600 Fifth Avenue, 4th Floor, New York, NY 10020.

(c) Not applicable.

(d) The Estate has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  The Estate has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Estate is subject to the laws of the State of New York.

Item 3.                    Source and Amount of Funds or Other Consideration.

This Schedule 13D is being filed as a result of the death of Mr. Edward P. Evans (“Mr. Evans”). The Estate acquired the securities upon the transfer (the “Transfer”) from a custodian account in the name of Mr. Evans to an account in the name of the Estate.

Item 4.                    Purpose of Transaction.

On December 31, 2010 , Mr. Evans died. At the time of his death, Mr. Evans beneficially owned 621,557 shares of Common Stock (the “Shares”). The Estate now beneficially owns the Shares. Pursuant to the Last Will and Testament of Mr. Evans (the “Will”), following certain pre-residuary bequests of the property of the Estate, it is directed that the balance of the Estate (including the Shares, to the extent the Shares are not sold by the Estate) is to be distributed to the Edward P. Evans Foundation (the “Foundation”).

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Except as otherwise set forth herein, the Estate does not have any plans or proposals with respect to the Shares which relate to or that would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Estate or the Co-Executors may, in the future, dispose of such Shares in privately negotiated transactions, in the open market or otherwise.

Item 5.                    Interest in Securities of the Issuer.

(a) As of the close of business on April 22, 2011, the Estate beneficially owned an aggregate of 621,557 shares of Common Stock, representing approximately 28.1%  of the shares of Common Stock outstanding.  The percentages used herein are based upon 2,211,553 shares of Common Stock reported to be outstanding as of March 24, 2011 by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2011. All investment and voting decisions with respect to the Shares are made by majority vote of the Co-Executors (each of whom disclaim any beneficial ownership over the Shares).

(b) The response of the Estate with respect to rows 7 through 13 of the cover page to this Schedule 13D are incorporated by reference.

(c) Other than the Transfer, there were no transactions in the shares of Common Stock effected by the Estate during the past sixty (60) days.

(d) As described in Item 4, the Will directed the Estate to distribute the Shares, or the proceeds from the sale of such Shares, to the Foundation.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 to this Schedule 13D is incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2011

Estate of Edward P. Evans

Fiduciary Trust Company International Co-Executor

By:	/s/ Michael Mariani Name: Michael Mariani Title: Managing Director, Deputy General Trust Counsel and Director of Trust and Estate Services

/s/ William Farish IV
William Farish IV, Co-Executor